082-34781

RECEIVED

2010 MAR 16

SUPPL



Interim Report

2009 - 2010

Hopewell Highway Infrastructure Limited

合和公路基建有限公司

Stock Code :737







Highlights

- Profit attributable to owners of the Company was HK$504 million or HK17.01 cents per share
- Interim dividend of HK17 cents per share
- Aggregate daily toll revenue of all toll expressways increased 3% to RMB9.8 million and aggregate daily traffic rose 8% to 375,000 vehicles
- GS Superhighway and Phase I West achieved historical high daily traffic
- Construction of Phase II West currently planned to be completed by the end of June 2010
- Construction of Phase III West has commenced on 28 December 2009, with planned completion by the end of 2013
- Net cash on hand for HHI (not including jointly controlled entities) of about HK$2,699 million as at 31 December 2009

Hopewell Highway Infrastructure Limited ("HHI") (stock code: 737), listed on The Stock Exchange of Hong Kong Limited since August 2003, builds and operates strategic expressway infrastructure in Guangdong Province. With the strong support and well-established experience of its listed parent, Hopewell Holdings Limited (stock code: 54), HHI focuses on the initiation, promotion, development, investment and operation of toll expressways and bridges, particularly in the thriving Pearl River Delta region.

Contents



Group Results

The Board of Directors (the "Board") of Hopewell Highway Infrastructure Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended 31 December 2009.

For the six months ended 31 December 2009, the performance of the Group by its operating segment is reported as follows:

	Six months ended 31 December			
	2008		**2009**	
	Turnover HK$ million	Results HK$ million	**Turnover HK$ million**	**Results HK$ million**
Guangzhou-Shenzhen Superhighway	889	510	**909**	**515**
Phase I of the Western Delta Route	42	12	**46**	**18**
Net toll revenue/Net profit of toll expressways	931	522	**955**	**533**
Corporate results:				
Other income (including bank deposit interest income)		110		**7**
General and administrative expenses		(23)		**(17)**
Finance costs		(14)		**(9)**
Income tax expenses		(0)		**(0)**
		73		**(19)**
Net exchange loss		(7)		**(1)**
Profit for the period		588		**513**
Non-controlling interests		(9)		**(9)**
Profit attributable to owners of the Company		579		**504**

The aggregate net toll revenue of the two expressway projects proportionately shared by the Group for the six months ended 31 December 2009 recorded an increase of 3% to HK$955 million from HK$931 million of the last corresponding period. Growth was driven by the increase in demand for passenger and freight transportation along with strong car sales and recovering economy of the People's Republic of China ("the PRC"), as the impact of the financial tsunami subsided. Among the aggregate net toll revenue proportionately shared by the Group, Guangzhou-Shenzhen Superhighway ("GS Superhighway") and Phase I of the Western Delta Route ("Phase I West") contributed 95% (or HK$909 million) and 5% (or HK$46 million) respectively.

The aggregate net profit of toll expressways (excluding exchange difference) increased 2% from HK$522 million to HK$533 million, mainly due to a rise in aggregate net toll revenue of both expressway projects proportionately shared by the Group by HK$24 million.

The profit attributable to owners of the Company decreased 13% from HK$579 million to HK$504 million for the period under review, mainly attributable to the net effect of the increase in the aggregate net profit of toll expressways and the drop in interest income on bank deposits of the Group due to the fall in interest rate and bank balance.

Condensed Consolidated Statement of Comprehensive Income

During the six months ended 31 December 2009, the consolidated toll expressway operation expenses and general and administrative expenses increased 21% from HK$126 million to HK$152 million from the last corresponding period, mainly attributable to some engineering works such as improvement of road safety facilities, upgrading of toll plazas, enhancement of toll collection system and road surface maintenance performed during the period.

The increase in consolidated depreciation and amortization charges of 7% from HK$150 million to HK$160 million was in line with the increase in aggregate daily traffic of GS Superhighway and Phase I West by 8% to 375,000 vehicles.

As the Group (not including joint venture companies) had no corporate debt throughout both six months ended 31 December 2008 and 2009, the consolidated finance costs comprised mainly finance costs of the joint venture companies proportionately shared by the Group. The consolidated finance costs decreased 61% from HK$95 million to HK$37 million for the six months ended 31 December 2009 mainly due to the drop in interest rate of the USD bank loans of a joint venture company.



Dividends

The Board has declared an interim dividend of HK17 cents per ordinary share in respect of the financial year ending 30 June 2010 (30 June 2009: HK17 cents). The interim dividend will be paid on or about 2 March 2010 to those shareholders as registered at the close of business on 24 February 2010.

Closure of Register

The Register of Members of the Company will be closed for one day on Wednesday, 24 February 2010, during which no transfer of shares will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Tuesday, 23 February 2010.



Business Review

As the impact of the financial tsunami gradually subsided, the global financial market and economy have regained stability. From the recent economic data, the series of economic stimulus measures launched by the Government of the PRC have been gaining success. The Gross Domestic Product ("GDP") growth in the PRC in year 2009 achieved 8.7% and most industries have been recovering from economic difficulties. The automobile production and sales industries in the PRC have achieved impressive results under the major support from national policies. The drop in import and export trades narrowed. Import and export trades have rebounded to grow since November and December 2009 respectively. All these lead to an increase in demand for passenger and freight transportation in the PRC. The GS Superhighway and Phase I West of the Group have benefited as a result. The traffic and toll revenue of the resilient Class 1 small cars for both GS Superhighway and Phase I West have shown strong growth and recorded historical high levels.

The automobile production and sales industries in the PRC are the beneficiaries of numerous national policies, including the reduction of automobile sales tax, subsidies on the purchase of new automobiles on a trade-in basis, incentive schemes to encourage automobiles purchases in rural areas, the imposition of fuel tax to replace road maintenance fee and cancellation of toll charging on grade 2 toll roads. Such measures have stimulated strong growth in car production and car sales. Both figures for the full year of 2009 exceeded 13.6 million cars and set historical high levels; the PRC has surpassed the United States as the country with the highest domestic sales volume of local-made cars in the world. The continuous flourishing development of the automobile market has increased the number of road users which is beneficial to the development of the expressway sector.

For the six months ended 31 December 2009, the aggregate average daily traffic of GS Superhighway and Phase I West recorded an increase of 8% to 375,000 vehicles and their aggregate average daily toll revenue increased 3% to RMB9.8 million. The aggregate total toll revenue amounted to RMB1,804 million.

According to the current construction progress, Phase II of the Western Delta Route ("Phase II West") is planned to be completed and operational before the end of June 2010. The opening of Phase II West will help enlarge the Group's toll revenue base. The project approval of Phase III of the Western Delta Route ("Phase III West") from the National Development and Reform Commission was obtained in December 2009. On 28 December 2009, a groundbreaking ceremony was held. Phase III West is planned to be completed and operational by the end of year 2013. Upon its completion, the Western Delta Route will become the main artery within the expressway network on the western bank of the Pearl River Delta (the "PRD") region, linking Guangzhou, Foshan, Zhongshan, Zhuhai and Macau. It will be directly connected to various major expressways along the route, including Guangzhou Ring Road, Guangzhou-Gaoming Expressway, Guangzhou Second Ring Road, Jiangmen-Zhongshan Expressway, Xiaolan Highway in Zhongshan and Western Coastal Expressway. It will also link with the expressways leading to Hengqin (the third State-level strategic new zone after Shanghai's Pudong district and Tianjin's Binhai area) in Zhuhai and the Hong Kong-Zhuhai-Macau Bridge (the "HZM Bridge"), forming a strategic expressway network with comprehensive coverage of cities on the western bank of the PRD region and providing convenient access to Macau and Hong Kong.

The HZM Bridge project started construction on 15 December 2009 and is expected to be completed and operational in year 2015. Vehicles traveling across the HZM Bridge will be able to reach cities on the western bank of the PRD region through the Western Delta Route.

Western Delta Route and Highway Network to HZM Bridge, Hengqin, Zhuhai and Macau


Zhongshan
Phase III West
Zhuhai
HZM Bridge
Hong Kong
Macau
Hengqin

In response to increasing operating costs, the Group has continuously adopted effective measures to control costs and enhance the operating efficiency of the joint venture companies. At present, measures in place include promoting staff productivity, strengthening energy savings and containing the rise in administrative expenses. Meanwhile, the Group also reduced finance costs by choosing financial products with lower interest rates offered by PRC banks to refinance loans borrowed by the joint venture companies.

The tax holiday for the enterprise income tax for GS Superhighway expired at the end of year 2009. The applicable tax rate in year 2010 will increase to 22% from the level of 10% in year 2009 and will be 24% in year 2011. As to Phase I West, its tax holiday will expire at the end of year 2010 and the applicable tax rate in year 2011 will increase to 24% from 11% in year 2010. From year 2012 onwards, the applicable tax rate will rise to 25% and last until the end of the contractual operation periods of the joint venture companies of GS Superhighway and Phase I West. Phase II West will be exempted from the enterprise income tax since its commencement of operation in year 2010 until the end of year 2012. The applicable tax rate from year 2013 to the end of year 2015 will be 12.5%. From year 2016 onwards, the applicable tax rate will rise to 25% and last until the end of the contractual operation period of the joint venture company.

Guangzhou-Shenzhen Superhighway

GS Superhighway is one of the busiest expressways in the country and until now, it remains the only expressway connecting four major cities, namely Guangzhou, Dongguan, Shenzhen and Hong Kong. During the period under review, the average daily toll revenue of GS Superhighway rose 3% to RMB9.35 million, rebounded to a level comparable to that of 2006. The total toll revenue in the six months under review amounted to RMB1,721 million. The average daily traffic increased 8% to 343,000 vehicles as compared with that of last year. In the fourth quarter of year 2009, the average daily traffic grew 11% to 346,000 vehicles as compared with that of last year, which is better than all other quarters in the year.

On 30 September 2009, GS Superhighway recorded the historical high daily traffic of 486,000 vehicles. Based on the traffic data collected in the peak hours between 9:00 to 21:00 on the day, and the hourly throughput capacity indicator being 2,000 vehicles per hour per lane, GS Superhighway's overall utilization was 55% and only two sections, totalled 15 km or about 12% of the whole length, namely the section between Humen Bridge and Changhu Expressway as well as the section between Shenzhen Airport and Jihe Expressway, exceeded 80% utilization for less than 4 hours. The Group is confident that GS Superhighway is far from reaching capacity and still has room to grow in the future.


GS Superhighway
Average Daily Traffic
(No. of vehicles in thousand)
319
343
2008
2009
July–December
GS Superhighway
Average Daily Toll Revenue
(RMB thousand)
9,125
9,354
2008
2009
July–December
GS Superhighway
Traffic Breakdown by Class
6.5%
2.0%
17.4%
3.5%
70.6%
5.8%
1.8%
15.9%
3.2%
73.3%
2008
2009
July–December
Class 1
Class 2
Class 3
Class 4
Class 5

Benefiting from the major stimulus measures from national policies on the automobile production and sales industries, the sales of passenger cars (according to PRC definition, passenger cars include sedan, SUV, MPV and cross-typed passenger cars) recorded a dramatic growth. The traffic and toll revenue of the resilient Class 1 small cars have shown strong growth and reached historical high levels. They made up 73.3% of total traffic on GS Superhighway. Given the higher proportion from Class 1 vehicles, the average toll revenue per car per km dropped 3% to RMB0.94 per car per km in the period under review from RMB0.97 per car per km in the same period of the previous year. Meanwhile, in tandem with the gradual improvement on import and export trades of Guangdong Province, the traffic and toll revenue of Class 4 and Class 5 commercial vehicles (mainly trucks) have rebounded from the trough at the beginning of the year to a level comparable to that of year 2008.


Class 1 – Average Daily Toll Revenue (FY05–1H FY10)
RMB'000
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
3,231
3,673
4,144
3,815*
4,207
4,523
FY05
FY06
FY07
FY08
FY09
1H FY10
Class 4 & 5 – Average Daily Toll Revenue (FY05–1H FY10)
RMB'000
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
1,245
1,385
1,959
1,731*
1,545
1,700
FY05
FY06
FY07
FY08
FY09
1H FY10

* *part of GS Superhighway closed for maintenance in phases during October 2007 to July 2008*

The section between Guangqing interchange and Cencun interchange of Guangzhou Northern Ring Road connecting to GS Superhighway, was closed for maintenance from 18 July to 9 November 2009, during which only slight impact on the traffic and toll revenue of GS Superhighway was observed. The road section has been re-opened and GS Superhighway's traffic has returned to its normal level.

A recent analysis of GS Superhighway daily traffic profile reflects a gradual growth of traffic volume during non-peak hours from the night to early morning. The trend indicates a possibility of gradual spread of traffic to various time periods within a day. This will enhance GS Superhighway's overall traffic throughput.

According to the media, the relevant authorities in the PRC and Hong Kong are actively studying to introduce a short-term quota for cross-border private cars in year 2010. Private cars registered in Hong Kong will be granted one-off cross-border licenses to cross the border at Shenzhen Bay Port. The Group believes that GS Superhighway will benefit from such arrangements.

The feasibility study on widening GS Superhighway to a dual ten-lane expressway is being fine-tuned. Upon completion, an application will be submitted to the authorities for approval by the joint venture company according to the relevant regulations. Meanwhile, the joint venture company is actively considering to start widening works earlier at certain road sections with heavy traffic, including the section in Dongguan connecting Changhu Expressway and Humen Bridge, to relieve traffic pressure and sustain smooth traffic.

It was also reported that the construction works of the 59 km Guangzhou and Dongguan sections as well as the 30 km Shenzhen section of Guangzhou-Shenzhen Coastal Expressway ("Coastal Expressway") are planned to be completed by the end of year 2010 and in year 2012 respectively. The Group will continue to pay attention on its progress. Moreover, there is a common misconception that the travel distance between Hong Kong and Guangzhou taking Coastal Expressway is shorter than taking GS Superhighway. In fact, the reported length of 89 km of Coastal Expressway refers only to the middle part of the route between Hong Kong and Guangzhou. If one includes the connecting roads at both ends, i.e. the Hong Kong-Shenzhen Western Corridor and connecting roads to the highway networks in Hong Kong and that to Guangzhou Ring Road, the total travel distance from Hong Kong to Guangzhou taking Coastal Expressway is comparable to that taking GS Superhighway.

Coastal Expressway — Comparable Travel Distance to GS Superhighway

Phase I of the Western Delta Route

The Western Delta Route is scheduled to be built in three phases, namely Phase I West, Phase II West and Phase III West. Its first phase, Phase I West, commenced operation in April 2004. Phase I West is a 14.7 km closed expressway with a total of 6 lanes in dual directions connecting to Guangzhou East-South-West Ring Road ("ESW Ring Road") to the north, and National Highway 105 and Bigui Road of Shunde to the south. Currently, it is the only expressway linking Guangzhou and Shunde. In its first full year of operation from July 2004 to June 2005, Phase I West made profits and generated positive cash flow. It has maintained good performance over the years, growing steadily in traffic and toll revenue.

In the period from 18 July to 9 November 2009, the section between Guangqing interchange and Cencun interchange of Guangzhou Northern Ring Road was closed for maintenance, during which some vehicles had to take a detour at ESW Ring Road, resulting in traffic congestion at the section linking ESW Ring Road and Phase I West. The maintenance works at Guangzhou Northern Ring Road were completed, and thus the road section connecting Phase I West to enter into or exit from ESW Ring Road has resumed smooth traffic. Besides, from mid-August 2009 to the end of March 2010, a local bridge close to the Sanshan Container Port in Foshan, namely Sanshanxi West Bridge, has been closed for maintenance. Most trucks are being diverted to Phase I West according to instructions from the traffic police, resulting in an increase in traffic of Phase I West.

During the period under review, Phase I West's average daily traffic grew 9% to 32,000 vehicles as compared with that of last year. The average daily toll revenue rose 7% to RMB451,000. The daily traffic and toll revenue also recorded historical highs. The increase was mainly driven by the strong economic growth of Foshan and the temporary closure of the Foshan local bridge for maintenance. The total toll revenue for the six months under review amounted to RMB83 million.


Phase I West
Average Daily Traffic
(No. of vehicles in thousand)
29
32
2008
2009
July–December
Phase I West
Average Daily Toll Revenue
(RMB thousand)
420
451
2008
2009
July–December
Phase I West
Traffic Breakdown by Class
10.8%
2.9%
24.6%
6.9%
54.9%
12.4%
3.5%
23.5%
6.1%
54.5%
2008
2009
July–December
Class 1
Class 2
Class 3
Class 4
Class 5

According to the media, for the purpose of carrying out maintenance works at the Yajisha Bridge of ESW Ring Road, a one-year traffic control measure to prohibit large trucks (mainly loaded Class 5 trucks) over 15 tons from using a section of that road has been imposed on 9 January 2010. It is estimated that the corresponding impact on Phase I West will be minimal.

The Guangzhou South Railway Station, which is the largest high-speed railway station in Asia and situated in the proximity of Phase I West, commenced operation in January 2010. Phase II West is scheduled to be completed and operational before the end of June 2010. In addition, Foshan was one of the top three cities with the highest GDP growth in the PRD region in year 2009 and continues to show robust economic growth. All these advantageous factors are expected to contribute to the continuous traffic and revenue growth of Phase I West.

Phase II of the Western Delta Route

Phase II West is a 46 km closed expressway with a total of 6 lanes in dual directions. It is connected to Phase I West in Shunde at the northern end and extends southwards to Shaxi in Zhongshan, linking National Highway 105, Xiaolan Highway and the new Qijiang Highway (both currently under construction). Upon completion, Phase I West and Phase II West will be the only expressways directly linking Guangzhou to the downtown of Zhongshan. According to current construction progress, Phase II West will be completed and operational before the end of June 2010 as planned.

As the prices of construction materials in the PRC have started to fall since mid 2008, the local banks in the PRC have also cut its lending interest rates since September 2008 and the Group has adopted effective measures to control construction costs, the final construction cost of Phase II West is estimated to be lower than the budgeted cost of RMB7,200 million.

Based on the annual toll revenue for the first full year of operation of GS Superhighway and Phase I West, the Group targets at achieving a breakeven of cash flow for Phase II West in its first full year of operation. Preliminary estimation suggests that if Phase II West's annual toll revenue for its first full year of operation amounts to RMB6.5 million per km, cash flow breakeven will be achieved. If it is over RMB9.5 million per km, profits will be attained. During the period under review, the annualized toll revenue for Phase I West amounted to RMB11.2 million per km.

Phase III of the Western Delta Route

Phase III West is a 38 km closed expressway with a total of 6 lanes in dual directions. It is connected to Phase II West in Zhongshan at its northern end and extends southwards to the highway network in Zhuhai, providing a direct access to Zhuhai, Hengqin (the State-level strategic new zone) and Macau.

The project approval of Phase III West by the National Development and Reform Commission was obtained in December 2009. The currently planned total investment for Phase III West is about RMB5,600 million. The capital requirement for the project is maintained at the level of 35% of total investment amount as it is a sino-foreign joint venture tolled expressway project. The groundbreaking ceremony of Phase III West was held on 28 December 2009. Phase III West is planned to be completed and operational by the end of year 2013.

The Group will endeavour to expedite the construction of Phase II West and Phase III West to have them completed earlier. Upon the completion of all three phases of the Western Delta Route, it will become the main artery within the regional expressway network on the western bank of the PRD region linking Guangzhou, Foshan, Zhongshan, Zhuhai, Hengqin and Macau. It is also directly connected with various major expressways along the route including Guangzhou Ring Road, Guangzhou-Gaoming Expressway, Guangzhou Second Ring Road, Jiangmen-Zhongshan Expressway, Western Coastal Expressway and expressways linking Hengqin and the HZM Bridge. It will form a strategic expressway network with comprehensive coverage as well as a direct and convenient access to cities on the western bank of the PRD region, providing convenient access to Macau and Hong Kong.

Further to the promulgation of the PRD Reform and Development Plan (2008-2020) by the National Development and Reform Commission in December 2008 to enhance the integration, optimization and acceleration of the economic development of the western bank of the PRD region, the State Council approved the overall development plan for Hengqin on 14 August 2009. Hengqin, which is situated adjacent to Macau, has been positioned as a State-level strategic new zone where a central financial and business district will be built. Thus, its construction and development will be expedited. In addition, the HZM Bridge started construction on 15 December 2009 and is expected to be completed and operational in year 2015. Vehicles will be able to get access to and from the HZM Bridge, Hengqin and Macau through the Western Delta Route. The Group believes that the Western Delta Route will benefit from the economic and transportation integration between Guangdong, Hong Kong and Macau.

Liquidity and Financial Resources

The Group had no corporate debt outstanding as at 31 December 2009 (30 June 2009: nil). The Group's debt balance comprised solely its proportionate share of project loans from its PRC joint venture companies. The Group's total debt to total assets ratio and gearing ratio (net debt to equity attributable to owners of the Company) were 38% (30 June 2009: 37%) and 34% (30 June 2009: 30%) respectively. The gearing structure is set out below:

	30 June 2009 HK$ million	**31 December 2009 HK$ million**
Total debt		
— Company and subsidiaries	0	**0**
— Joint venture companies	5,379	**5,710**
Net debt (Note)	2,482	**2,848**
Total assets	14,588	**14,924**
Equity attributable to owners of the Company	8,341	**8,321**
Total debt/Total assets ratio	37%	**38%**
Gearing ratio	30%	**34%**

Note: Net debt is defined as total debt less bank balances and cash together with pledged bank balances and deposits.

The cash balance as at 31 December 2009 of HK$2,699 million and about 60% thereof will be used for capital contributions for Phase II West and Phase III West. In the absence of new project commitment, the remaining cash balance could be maintained till the completion of Phase III West in 2013.

In addition, the Group has an undrawn 5-year committed and unsecured syndicated bank revolving credit and term loan facility of HK$3,600 million obtained in October 2005. The major source of cash inflow of the Group is the dividends receivable from its joint venture companies. The major cash outflow is the dividends payable to the shareholders of the Company. The net operating cash inflow before dividend payment to the Company's shareholders (excluding the cash inflow of the joint venture companies proportionately shared by the Group) amounted to approximately HK$457 million for the six months ended 31 December 2009 (year ended 30 June 2009: HK$994 million). In view of the strong financial position, the Board set the target dividend payout ratio of the Company as 100%. Subsequent to the Company's IPO in August 2003, the Company has accumulated a cash surplus (the operating cash inflow less the dividends paid by the Company and proceeds from the IPO) of approximately HK$857 million. Based on the current operating cash flow, this target payout ratio is sustainable.


Operating Cash Flow to Dividend Payment
HK$'Million
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Operating cash flow before dividend payment to the Company's shareholders
Dividend paid to the Company's shareholders
Extraordinary special dividend of HK$0.84/share paid in November 2008
503
288
1,040
656
1,279
706
1,840
950
3,400*
1,307
994
1,721
2,495
457
533
FY03/04
FY04/05
FY05/06
FY06/07
FY07/08
FY08/09
1H FY09/10

* Including cash inflow of approximately HK$1.6 billion from the disposal of the Group's entire interest in ESW Ring Road

As at 31 December 2009, the bank balances and cash of the Group amounted to HK$2,699 million (30 June 2009: HK$2,775 million) and of the joint venture companies proportionately shared by the Group amounted to HK$163 million (30 June 2009: HK$122 million). The bank balances and cash of the Group together with the committed undrawn banking facility totalling HK$6,299 million (30 June 2009: HK$6,375 million). In addition to the stable cash dividends received and receivable from GS Superhighway JV (from which the Group had received cash dividends of HK$475 million, HK$1,065 million, HK$614 million and HK$1,048 million for the six months ended 31 December 2009 and the years ended 30 June 2009, 2008 and 2007 respectively), the Group has sufficient financial resources to cater for its recurring operating activities, present and potential investment activities.

As at 31 December 2009, the bank balances and cash of the Group amounted to HK$2,699 million (30 June 2009: HK$2,775 million) with 99.99% (30 June 2009: 69%) was denominated in HKD and 0.01% (30 June 2009: 31%) was demoniated in USD.

The project loans of the joint venture companies proportionately shared by the Group have been well serviced by the cash flow of the respective joint venture companies. Interest coverage (EBITDA to finance costs ratio) of GS Superhighway JV and West Route JV for the six months ended 31 December 2009 were 45.8 times (year ended 30 June 2009: 16.8 times) and 4.1 times (year ended 30 June 2009: 9.9 times) respectively.

As at 31 December 2009, the bank and other borrowings of the joint venture companies proportionately shared by the Group amounted to approximately HK$5,565 million (30 June 2009: HK$5,238 million) with the following profile:

(a) 99.9% (30 June 2009: 99.9%) was bank loans and 0.1% (30 June 2009: 0.1%) was other loan; and

(b) 49% (30 June 2009: 53%) was denominated in USD; 45% (30 June 2009: 40%) was denominated in RMB and 6% (30 June 2009: 7%) was denominated in HKD.

The net current assets of the Group decreased 5% from approximately HK$2,182 million as at 30 June 2009 to approximately HK$2,074 million as at 31 December 2009.

Debt Maturity Profile

The maturity profile of bank and other borrowings of the joint venture companies proportionately shared by the Group as at 31 December 2009 as compared to that as at 30 June 2009 is shown as follows:

	30 June 2009		**31 December 2009**	
	HK$ million	%	**HK$ million**	**%**
Repayable within 1 year	344	6%	**459**	**8%**
Repayable between 1 to 5 years	1,350	26%	**1,365**	**25%**
Repayable beyond 5 years	3,544	68%	**3,741**	**67%**
	5,238	100%	**5,565**	**100%**

Other than the above, the Company and its subsidiaries had no corporate debt outstanding both as at 30 June and 31 December 2009. All of the bank borrowings of the joint venture companies are from banks in PRC and are carrying interest at floating interest rates. In the absence of new project commitment, the bank borrowings of the joint venture companies proportionately shared by the Group will not exceed HK$7,600 million in 2013 following the completion of Phase II West and Phase III West.

In June and August 2009, West Route JV had successfully refinanced the project loans for Phase I West with long-term loans that has revolving facility at lower interest rate from a bank in PRC. The refinancing helps reduce finance costs and the new bank loans are more flexible and effective in cash management as well as more responsive to interest rate changes. In addition, West Route JV continues to finance its payment of construction costs of Phase II West by 6-month commercial bills, which saved finance costs.

Interest Rate and Exchange Rate Exposures

The Group closely monitors its interest rate and foreign exchange exposure. The use of financial instrument is strictly controlled. At present, neither the Group nor the joint venture companies have any financial derivative instruments to hedge the interest rate or foreign currency exchange rate exposure.

Treasury Policies

The Group continues to adopt prudent and conservative treasury policies in financial and funding management. Its liquidity and financial resources are reviewed on a regular basis to minimize the cost of funding and enhance the return on financial assets. All of its cash are generally placed in short-term deposits denominated mainly in HKD. The Group has not invested in any financial derivative instruments or accumulators.

Capital Commitments

As at 31 December 2009, the Group had agreed, subject to approval of relevant authorities, to make additional capital contributions to West Route JV for development of Phase II West of approximately RMB402,500,000 (30 June 2009: RMB402,500,000) before the end of 30 June 2010.

As at 31 December 2009, the Group had agreed, subject to approval of relevant authorities, to make capital contributions to West Route JV for development of Phase III West of approximately RMB980,000,000 (30 June 2009: RMB980,000,000). It is currently planned that the Group will make its capital contribution for Phase III West before the end of 30 June 2010, 2011 and 2012 in the proportion of 20%, 50% and 30% respectively.

As at 31 December 2009, GS Superhighway JV and West Route JV had outstanding commitments, of which 48% and 50% respectively, are proportionately shared by the Group in respect of the acquisition of property and equipment, and construction of the Phase II West which are contracted but not provided for. The Group's share of these commitments amounted to approximately HK$525,000,000 (30 June 2009: HK$520,766,000).

Pledge of Assets

As at 31 December 2009, certain assets of the joint venture companies of the Group were pledged to banks to secure banking facilities granted to the joint venture companies. The carrying amounts of these assets proportionately shared by the Group are analyzed as follows:

	30 June 2009 HK$ million	**31 December 2009 HK$ million**
Concession intangible assets	6,597	**6,403**
Property and equipment	665	**559**
Bank balances and deposits	119	**162**
Inventories	2	**2**
Other receivables, deposits and prepayments	73	**40**
	7,456	**7,166**

As at 30 June 2009, the toll expressway of GS Superhighway JV and 26% of the toll expressway and the land use rights of West Route JV in respective of Phase I West, collectively classified as concession intangible assets, together with the toll collection right of GS Superhighway JV and 26% of the toll collection right of Phase I West were pledged to banks to secure banking facilities granted to the respective joint venture company. As at 31 December 2009, the toll expressway of GS Superhighway classified as concession intangible assets and certain bank balances and deposits of West Route JV in respective of Phase I West, together with the toll collection right of GS Superhighway JV and 42.2% of the toll collection right of Phase I West were pledged to banks to secure banking facilities granted to the respective joint venture company.

Contingent Liabilities

As at 31 December 2009, there was no material contingent liabilities for the Group.

Material Acquisition or Disposal

During the six months ended 31 December 2009, there was no material acquisition or disposal of the Company's subsidiaries or associated companies.



Review of Interim Results

The unaudited interim results of the Group for the six months ended 31 December 2009 have been reviewed by the Audit Committee and auditor of the Company, Messrs. Deloitte Touche Tohmatsu.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 31 December 2009, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange (the "Listing Rules") were as follows:

(A) the Company[i]

	Shares					
Directors	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests[ii] (interest of controlled corporation)	Other interests	Total interests	% of issued share capital
Sir Gordon Ying Sheung WU	13,717,724	5,244,000	21,249,999	6,136,000[iii]	46,347,723	1.56%
Eddie Ping Chang HO	4,355,000	275,000	410,000	–	5,040,000	0.17%
Thomas Jefferson WU	13,374,000	–	164,000	–	13,538,000	0.46%
Alan Chi Hung CHAN	478,500	–	–	–	478,500	0.02%
Cheng Hui JIA	324,100	–	–	–	324,100	0.01%
Alan Ming Fai TAM	120,000	–	–	–	120,000	0.00%
Lee Yick NAM	9,000	–	–	–	9,000	0.00%
Kojiro NAKAHARA	2,134	–	–	–	2,134	0.00%
Chung Kwong POON	–	–	30,000	–	30,000	0.00%

Notes:

(i) All interests in the shares of the Company were long positions. None of the Directors or chief executives held any short position in the shares of the Company.

(ii) The corporate interests were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests in 6,136,000 shares represented the interests held by Sir Gordon Ying Sheung WU ("Sir Gordon WU") jointly with his wife Lady WU Ivy Sau Ping KWOK ("Lady WU").

(B) Associated Corporation

Hopewell Holdings Limited ("HHL")

	HHL Shares					
Directors	Personal interests (held as beneficial owner)	Family interests (interests of spouse or child under 18)	Corporate interests[i] (interests of controlled corporation)	Other interests[ii]	Total interests	% of issued share capital
Sir Gordon Ying Sheung WU	74,683,240	24,820,000	111,650,000	30,680,000	241,833,240	27.53%
Eddie Ping Chang HO	25,028,000	1,366,000	2,050,000	–	28,444,000	3.24%
Thomas Jefferson WU	25,830,000	–	820,000	–	26,650,000	3.03%
Alan Chi Hung CHAN	585,000	–	–	–	585,000	0.07%
Cheng Hui JIA	241,000	–	–	–	241,000	0.03%
Lee Yick NAM	90,000	–	–	–	90,000	0.01%
Kojiro NAKAHARA	10,671	–	–	–	10,671	0.00%

Notes:

(i) The corporate interests of HHL Shares were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(ii) The other interests in 30,680,000 HHL Shares represented the interests held by Sir Gordon WU jointly with Lady WU.

All the above interests in the shares of associated corporation were long positions.

Save as aforesaid, as at 31 December 2009, none of the Directors or chief executives had any other interests or short positions in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Options

(a) The share option scheme of the Company was approved by the written resolutions of the sole shareholder of the Company passed on 16 July 2003 and approved by shareholders of HHL at an extraordinary general meeting held on 16 July 2003 (the "Option Scheme"). The Option Scheme will expire on 15 July 2013.

(b) Details of the movement of share options under the Option Scheme during the period ended 31 December 2009 were as follows:

	Date of grant	Exercise price per share HK$	Number of share options: Outstanding at 01/07/2009	Granted during the period	Exercised during the period	Cancelled/ lapsed during the period	Outstanding at 31/12/2009	Exercise period	Closing price before date of grant falling within the period HK$
Employees	17/10/2006	5.858	4,440,000	–	–	–	4,440,000	01/12/2007–30/11/2013	N/A
Employees	19/11/2007	6.746	760,000	–	–	320,000	440,000	01/12/2008–30/11/2014	N/A
Employees	24/07/2008	5.800	400,000	–	–	–	400,000	01/08/2009–31/07/2015	N/A
Total			5,600,000	–	–	320,000	5,280,000		

The options granted on 17 October 2006, 19 November 2007 and 24 July 2008 are exercisable in the following manner:

Maximum options exercisable	Exercise period
Granted on 17 October 2006	
20% of options granted	01/12/2007–30/11/2008
40%* of options granted	01/12/2008–30/11/2009
60%* of options granted	01/12/2009–30/11/2010
80%* of options granted	01/12/2010–30/11/2011
100%* of options granted	01/12/2011–30/11/2013
Granted on 19 November 2007	
20% of options granted	01/12/2008–30/11/2009
40%* of options granted	01/12/2009–30/11/2010
60%* of options granted	01/12/2010–30/11/2011
80%* of options granted	01/12/2011–30/11/2012
100%* of options granted	01/12/2012–30/11/2014
Granted on 24 July 2008	
20% of options granted	01/08/2009–31/07/2010
40%* of options granted	01/08/2010–31/07/2011
60%* of options granted	01/08/2011–31/07/2012
80%* of options granted	01/08/2012–31/07/2013
100%* of options granted	01/08/2013–31/07/2015

* including those not previously exercised

Share Awards

(a) The Share Award Scheme (the "Award Scheme") was adopted by the Board on 25 January 2007 ("Adoption Date"). Unless terminated earlier by the Board, the Award Scheme shall be valid and effective for a term of 15 years commencing on the Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the Adoption Date. A summary of some of the principal terms of the Award Scheme is set out in (b) below.

(b) The purpose of the Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of the Group and to give incentive in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group.

Under the Award Scheme, the Board (or where the relevant selected employee is a director of the Company, the Remuneration Committee) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the Award Scheme and determine the number of shares to be awarded. The Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the Board under the Award Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of the Company as at the date of such grant.

(c) There was no awarded shares granted or outstanding during the six months ended 31 December 2009 and no dividend income was received in respect of shares hold upon the trust for the Award Scheme (2008: HK$155,800) during such period.

Substantial Shareholders

As at 31 December 2009, to the best knowledge of the Directors, the interests of persons (other than Directors and chief executives of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Name	Capacity	Number of Shares (corporate interests)	% of issued share capital
Anber Investments Limited	Beneficial owner	2,081,074,098[(A)]	70.27%
Delta Roads Limited	Interests of controlled corporation	2,081,074,098[(A)]	70.27%
Dover Hills Investments Limited	Interests of controlled corporation	2,081,074,098[(A)]	70.27%
Supreme Choice Investments Limited	Interests of controlled corporation	2,081,074,098[(A)]	70.27%
Hopewell Holdings Limited	Interests of controlled corporation	2,081,074,098[(A)]	70.27%

Note:

(A) The 2,081,074,098 shares were held by Anber Investments Limited ("Anber"), a wholly-owned subsidiary of Delta Roads Limited ("Delta") which was wholly-owned by Dover Hills Investments Limited ("Dover"). Dover was in turn 100% owned by Supreme Choice Investments Limited ("Supreme"), a wholly-owned subsidiary of HHL. The interests of Anber, Delta, Dover, Supreme and HHL in 2,081,074,098 shares were long positions, represented the same block of shares and were deemed under the SFO to have same interests with each other. Sir Gordon WU, Mr. Eddie Ping Chang HO and Mr. Thomas Jefferson WU, Directors of the Company, are also directors of Anber, Delta, Dover, Supreme and HHL.

Save as disclosed above, the Company has not been notified of any other interests or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under Section 336 of the SFO as at 31 December 2009.

Purchase, Sale or Redemption of Securities

There was no purchase, sale or redemption by the Company or any of its subsidiaries of securities of the Company during the six months ended 31 December 2009.

Employees and Remuneration Policies

As at 31 December 2009, the Group, excluding the joint venture companies, employed 35 employees. We offer competitive remuneration packages to employees based on the prevailing market practices and individual performance. The Group also provides share option schemes and share award schemes for the purposes of recognizing contributions by, and giving incentives to, the employees. In addition, discretionary bonuses will be granted to employees based on both individual and Group business performance. The Group also provides medical insurance coverage to all staff members and personal accident insurance to senior staff members.

On top of offering competitive remuneration packages, the Group also invests in human capital development by providing relevant training programs to enhance employee productivity. In July 2009, the Group hired 5 high potential graduates under an 18-month Management Trainee Program. They will be equipped with the essential business knowledge and management skills through the thoughtfully planned job rotations within our core-business units. In-house training programs are designed after taking into account employees' knowledge and skill gaps identified during performance appraisals. The overall training objectives are to enhance employees' personal productivity, prepare for their future roles and thereby contribute to the business success. Programs such as presentation skills workshop, year-end performance review training, computer application skills training, finance knowledge training programme, English business writing skills training and race discrimination ordinance seminar were organized during the period.

Besides, various staff events were organized during the period under review, such as Christmas party, and staff recreation and sports events, to build closer relationship across levels within the organization.

Corporate Governance

During the period under review, the Company has complied with all code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 to the Listing Rules.

Model Code for Securities Transactions

The Company has adopted the Model Code as its own code for securities transactions by the Company's Directors and relevant employees who are or may be in possession of unpublished price sensitive information. Based on the specific enquiries made, all Directors have confirmed that they have complied fully with the Model Code throughout the period under review.

Disclosure under Chapter 13.18 of The Listing Rules

Pursuant to a loan agreement entered into by a wholly-owned subsidiary of the Company for a facility in the aggregate amount of HK$3,600 million with a tenor of 5 years from 13 October 2005, it will be an event of default if the Company ceases at any time to be a subsidiary of HHL.

Change in Information of Directors

Upon specific enquiry by the Company and following confirmations from Directors, save as otherwise set out in this Report, there is no change in the information of the Directors required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules since the Company's last published annual report.

Name of Director	Details of changes
Mr. Thomas Jefferson WU	The annual emoluments (basic salary plus contractual year-end bonus) of Mr. Thomas Jefferson WU was revised from HK$1,794,000 to HK$2,000,000 with effect from 1 October 2009 and he was re-designated as the Managing Director of HHL with effect from 1 October 2009.
Mr. Alan Chi Hung CHAN	The annual emoluments (basic salary plus contractual year-end bonus) of Mr. CHAN from the Company have been revised from HK$1,828,000 to HK$2,990,000 with effect from 1 February 2010.
Mr. Cheng Hui JIA	The annual emoluments (basic salary plus contractual year-end bonus) of Mr. JIA from the Company have been revised from HK$900,000 to HK$3,250,000 with effect from 1 February 2010.
Mr. Alan Ming Fai TAM	The annual emoluments (basic salary plus contractual year-end bonus) of Mr. TAM from the Company have been revised from HK$992,000 to HK$2,080,000 with effect from 1 February 2010.
Professor Chung Kwong POON	Professor Chung Kwong POON was appointed as Independent Non-Executive Director of The Hong Kong and China Gas Company Limited on 18 November 2009.

By Order of the Board
Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 4 February 2010


Report on Review of
Interim Financial Information

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF
HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED
合和公路基建有限公司
(incorporated in the Cayman Islands with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 24 to 39, which comprises the condensed consolidated statement of financial position of Hopewell Highway Infrastructure Limited and its subsidiaries as of 31 December 2009 and the related condensed consolidated statement of comprehensive income, statement of changes in equity and statement of cash flows for the six-month period then ended and certain explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard ("IAS") 34 "Interim Financial Reporting" issued by the International Accounting Standards Board. The directors are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
4 February 2010

Condensed Consolidated Statement of Comprehensive Income

For the six months ended 31 December 2009

	NOTES	Six months ended 31 December 2008 (unaudited) HK$'000	2009 (unaudited) HK$'000
Toll revenue		931,265	**955,098**
Revenue on construction		539,293	**469,321**
Turnover	3	1,470,558	**1,424,419**
Other income and other expense	4	122,916	**18,626**
Construction costs		(539,293)	**(469,321)**
Provision for resurfacing charges		(5,686)	**(9,478)**
Toll expressway operation expenses		(79,676)	**(112,263)**
Depreciation and amortization charges		(150,112)	**(159,995)**
General and administrative expenses		(46,443)	**(39,906)**
Finance costs	5	(95,131)	**(36,996)**
Profit before tax		677,133	**615,086**
Income tax expenses	6	(89,159)	**(102,431)**
Profit for the period	7	587,974	**512,655**
Other comprehensive income for the period:			
Exchange differences arising on translation to presentation currency		(7,999)	**9,426**
Total comprehensive income for the period		579,975	**522,081**
Profit for the period attributable to:			
Owners of the Company		579,033	**503,683**
Non-controlling interests		8,941	**8,972**
		587,974	**512,655**
Total comprehensive income attributable to:			
Owners of the Company		571,034	**513,109**
Non-controlling interests		8,941	**8,972**
		579,975	**522,081**
		HK Cents	**HK Cents**
Earnings per share	9		
Basic		19.50	**17.01**
Diluted		19.50	**17.01**

Condensed Consolidated Statement of Financial Position

As at 31 December 2009

	NOTES	30 June 2009 (audited) HK$'000	31 December 2009 (unaudited) HK$'000
ASSETS			
Non-current Assets			
Property and equipment		189,401	**185,584**
Concession intangible assets		11,279,829	**11,614,455**
Balances with jointly controlled entities		141,062	**145,442**
		11,610,292	**11,945,481**
Current Assets			
Inventories		2,370	**1,807**
Deposits and prepayments		15,192	**34,913**
Other receivables		62,666	**31,330**
Other receivable from a jointly controlled entity		—	**48,160**
Pledged bank balances and deposits of jointly controlled entities		118,927	**162,489**
Bank balances and cash			
— The Group		2,775,222	**2,699,092**
— Jointly controlled entities		3,136	**785**
		2,977,513	**2,978,576**
Total Assets		14,587,805	**14,924,057**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	10	296,169	**296,169**
Share premium and reserves		8,044,836	**8,024,817**
Equity attributable to owners of the Company		8,341,005	**8,320,986**
Non-controlling interests		47,930	**54,790**
Total Equity		8,388,935	**8,375,776**
Non-current Liabilities			
Other payables		39,732	**46,250**
Bank and other loans of jointly controlled entities	11	4,893,801	**5,105,480**
Balance with a joint venture partner		141,010	**145,389**
Resurfacing obligations		8,421	**17,933**
Deferred tax liabilities	12	320,307	**329,043**
		5,403,271	**5,644,095**
Current Liabilities			
Other payables, accruals and deposits received		387,443	**376,617**
Bank loans of jointly controlled entities	11	344,344	**459,359**
Other interest payable		3,604	**5,559**
Tax liabilities		32,029	**34,448**
Resurfacing obligations		28,179	**28,203**
		795,599	**904,186**
Total Liabilities		6,198,870	**6,548,281**
Total Equity and Liabilities		14,587,805	**14,924,057**

Condensed Consolidated Statement of Changes in Equity

For the six months ended 31 December 2009

	Attributable to owners of the Company											
	Share capital HK$'000	Share premium HK$'000	PRC statutory reserves HK$'000	Translation reserve HK$'000	Shares held for share award scheme HK$'000	Share option reserve HK$'000	Share award reserve HK$'000	Share repurchase reserve HK$'000	Retained profits HK$'000	Total HK$'000	Non-controlling interests HK$'000	Total HK$'000
As at 1 July 2008 (audited)	297,048	7,475,091	109,826	273,620	(2,768)	3,725	1,544	–	3,391,467	11,549,553	50,718	11,600,271
Exchange loss on translation to presentation currency	–	–	–	(7,999)	–	–	–	–	–	(7,999)	–	(7,999)
Profit for the period	–	–	–	–	–	–	–	–	579,033	579,033	8,941	587,974
Total comprehensive (expense) income for the period	–	–	–	(7,999)	–	–	–	–	579,033	571,034	8,941	579,975
Recognition of equity-settled share-based payments	–	–	–	–	–	1,224	543	–	–	1,767	–	1,767
Shares repurchased and cancelled	(395)	(16,332)	–	–	–	–	–	–	–	(16,727)	–	(16,727)
Transfer between reserves	–	–	601	–	–	–	–	–	(601)	–	–	–
Dividend recognised as distribution during the period (note 8)	–	(2,495,202)	–	–	–	–	–	–	(1,217,896)	(3,713,098)	–	(3,713,098)
Dividends paid to non-controlling interests	–	–	–	–	–	–	–	–	–	–	(11,981)	(11,981)
Repurchase of own shares pending for cancellation	–	–	–	–	–	–	–	(3,940)	–	(3,940)	–	(3,940)
As at 31 December 2008 (unaudited)	296,653	4,963,557	110,427	265,621	(2,768)	4,949	2,087	(3,940)	2,752,003	8,388,589	47,678	8,436,267
As at 1 July 2009 (audited)	**296,169**	**4,942,924**	**110,427**	**258,450**	**–**	**4,574**	**–**	**–**	**2,728,461**	**8,341,005**	**47,930**	**8,388,935**
Exchange gain on translation to presentation currency	**–**	**–**	**–**	**9,426**	**–**	**–**	**–**	**–**	**–**	**9,426**	**–**	**9,426**
Profit for the period	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**503,683**	**503,683**	**8,972**	**512,655**
Total comprehensive income for the period	**–**	**–**	**–**	**9,426**	**–**	**–**	**–**	**–**	**503,683**	**513,109**	**8,972**	**522,081**
Recognition of equity-settled share-based payments	**–**	**–**	**–**	**–**	**–**	**(24)**	**–**	**–**	**–**	**(24)**	**–**	**(24)**
Transfer between reserves	**–**	**–**	**253**	**–**	**–**	**–**	**–**	**–**	**(253)**	**–**	**–**	**–**
Dividends recognised as distribution during the period (note 8)	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(533,104)**	**(533,104)**	**–**	**(533,104)**
Dividends paid to non-controlling interests	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(2,112)**	**(2,112)**
As at 31 December 2009 (unaudited)	**296,169**	**4,942,924**	**110,680**	**267,876**	**–**	**4,550**	**–**	**–**	**2,698,787**	**8,320,986**	**54,790**	**8,375,776**

Condensed Consolidated Statement of Cash Flows

For the six months ended 31 December 2009

	Six months ended 31 December	
	2008 (unaudited) HK$'000	**2009 (unaudited) HK$'000**
Net cash from operating activities	775,482	**783,770**
Net cash used in investing activities:		
Purchase of property and equipment	(9,533)	**(9,622)**
Construction costs paid	(630,814)	**(481,395)**
Interest received	68,811	**3,975**
Decrease (increase) of other receivable from a jointly controlled entity	11,714	**(48,160)**
Repayment of loans made to a jointly controlled entity	28,620	**–**
Other investing cashflows	42	**8**
	(531,160)	**(535,194)**
Net cash used in financing activities:		
Interest paid	(112,874)	**(71,776)**
New bank and other loans of jointly controlled entities raised	393,518	**687,936**
Repayment of bank and other loans of jointly controlled entities	(80,122)	**(364,253)**
Dividends paid to:		
– owners of the Company	(3,713,098)	**(533,104)**
– non-controlling interests of a subsidiary	(11,981)	**(2,112)**
Capital contribution or advance of loans made by a joint venture partner	151,202	**–**
Repurchase of shares	(20,667)	**–**
	(3,394,022)	**(283,309)**
Net decrease in cash and cash equivalents	(3,149,700)	**(34,733)**
Cash and cash equivalents at 1 July	6,210,116	**2,870,069**
Effect of foreign exchange rate changes	(20,006)	**(210)**
Cash and cash equivalents at 31 December	3,040,410	**2,835,126**
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	2,929,007	**2,699,877**
Pledged bank balances and deposits of jointly controlled entities	111,403	**135,249**
Cash and cash equivalents at 31 December	3,040,410	**2,835,126**

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

The cash flow for the construction costs paid for the six months ended 31 December 2008, previously presented under "operating activities", was reclassified to "investing activities" as the Company considers that it is more appropriate to reflect the nature of cash flow. Such presentation was consistently applied in the consolidated statement of cash flows for the year ended 30 June 2009.

1. Basis of Preparation

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and with International Accounting Standard 34 "Interim Financial Reporting" issued by International Accounting Standards Board ("IASB").

The Company's functional currency is Renminbi ("RMB"). The condensed consolidated financial statements are presented in Hong Kong dollars ("HKD") as the Company considers that HKD is the appropriate presentation currency since the shares of the Company are listed on the Stock Exchange.

2. Principal Accounting Policies

The condensed consolidated financial statements have been prepared on the historical cost basis.

The accounting policies used in the condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30 June 2009 except for the matters described below.

In the current interim period, the Group has applied, for the first time, the following new and revised standards and amendments issued by the IASB and the following interpretations developed by the International Financial Reporting Interpretation Committee (collectively referred to as the "new IFRSs"), which are effective for the Group's financial year beginning on 1 July 2009.

IAS 1 (Revised)	Presentation of Financial Statements
IAS 23 (Revised)	Borrowing Costs
IAS 27 (Revised)	Consolidated and Separate Financial Statements
IAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation
IAS 39 (Amendment)	Eligible Hedged Items
IFRS 1 & IAS 27 (Amendments)	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
IFRS 2 (Amendment)	Vesting Conditions and Cancellations
IFRS 3 (Revised)	Business Combinations
IFRS 7 (Amendment)	Improving Disclosures about Financial Instruments
IFRS 8	Operating Segments
IFRIC 15	Agreements for the Construction of Real Estate
IFRIC 16	Hedges of a Net Investment in a Foreign Operation
IFRIC 17	Distributions of Non-cash Assets to Owners
IFRIC 18	Transfers of Assets from Customers
IFRSs (Amendments)	Improvements to IFRSs issued in May 2008
IFRSs (Amendments)	Improvements to IFRSs issued in April 2009 except for the improvements that are effective for annual periods on or after 1 January 2010

IAS 1 (Revised) has introduced a number of terminology changes, including revised titles for the condensed consolidated financial statements, and has resulted in a number of changes in presentation and disclosure.

2. Principal Accounting Policies *(continued)*

IFRS 8 is a disclosure standard that requires the identification of operating segments to be performed on the same basis as financial information that is reported internally to the chief operating decision maker for the purpose of allocating resources to segments and assessing their performance. The predecessor standard, IAS 14 "Segment Reporting", required the identification of two sets of segments (business and geographical) using a risks and returns approach. The application of IFRS 8 has resulted in a redesignation of the Group's reportable segments as compared with the primary reportable segments determined in accordance with IAS 14 (see note 3 to the condensed consolidated financial statements).

No prior period adjustment is required as the adoption of the new IFRSs has had no material effect on the reported results and financial position of the Group for the current or prior accounting periods.

The Group has not early applied the following new and revised standards, amendments or interpretations that have been issued but are not yet effective:

IFRSs (Amendments)	Improvements to IFRSs issued in April 2009 that are effective for annual periods on or after 1 January 2010[1]
IAS 24 (Revised)	Related Party Disclosures[2]
IAS 32 (Amendment)	Classification of Rights Issues[3]
IFRS 1 (Amendment)	Additional Exemptions for First-time Adopters[4]
IFRS 1 (Amendment)	Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters[6]
IFRS 2 (Amendment)	Group Cash-settled Share-based Payment Transactions[4]
IFRS 9	Financial Instruments[5]
IFRIC 14 (Amendment)	Prepayments of a Minimum Funding Requirement[2]
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments[6]

1 Amendments that are effective for annual periods beginning on or after 1 January 2010, as appropriate
2 Effective for annual periods beginning on or after 1 January 2011
3 Effective for annual periods beginning on or after 1 February 2010
4 Effective for annual periods beginning on or after 1 January 2010
5 Effective for annual periods beginning on or after 1 January 2013
6 Effective for annual periods beginning on or after 1 July 2010

The Company anticipates that the application of these new and revised standards, amendments or interpretations will have no material impact on the results and the financial position of the Group.

3. Turnover and Segment Information

Turnover represents the Group's proportionate share of the jointly controlled entities' toll revenue received and receivable from the operations of toll expressways in the People's Republic of China ("the PRC"), net of business tax, and revenue on construction and is analysed as follows:

	Six months ended 31 December	
	2008 HK$'000	**2009 HK$'000**
Toll revenue before business tax	960,074	**984,642**
Business tax	(28,809)	**(29,544)**
	931,265	**955,098**
Revenue on construction	539,293	**469,321**
	1,470,558	**1,424,419**

In the prior periods, the Group had only one business segment, namely the construction under service concession, development, operation and management of toll expressways in the PRC through its jointly controlled entities established in the PRC. Accordingly, no business and geographical segments were presented. As set out in note 2, the Group has adopted IFRS 8 with effect from 1 July 2009. Information reported to the Group's chief operating decision maker for the purposes of resources allocation and assessment of performance focuses more specifically on individual toll expressways projects operated and managed by the Group. Accordingly, amounts reported for the prior period have been restated to conform to the requirements of IFRS 8. The Group's reportable segments under IFRS 8 are therefore as follows:

— Guangzhou-Shenzhen Superhighway ("GS Superhighway")

— Phase I of the Western Delta Route ("Phase I West")

3. Turnover and Segment Information *(continued)*

The following is an analysis of the Group's revenue and results by reportable segment for the periods:

Segment revenue and results

	Six months ended 31 December			
	2008		**2009**	
	Segment revenue HK$'000	Segment results HK$'000	**Segment revenue HK$'000**	**Segment results HK$'000**
GS Superhighway	888,700	510,442	**909,456**	**514,909**
Phase I West	42,565	11,971	**45,642**	**18,412**
Total segment revenue/profit	931,265	522,413	**955,098**	**533,321**
Other income		109,982		**6,554**
Corporation general and administrative expenses		(22,725)		**(17,244)**
Corporative finance costs		(14,244)		**(9,158)**
Corporative income tax expense		(75)		**(76)**
Net exchange loss		(7,377)		**(742)**
Profit for the period		587,974		**512,655**

All of the segment revenue reported above is earned from external customers.

Segment profit represents the profit earned by each segment without allocation of other income (excluding interest income from bank deposits of jointly controlled entities, rental income and other income derived from jointly controlled entities), corporate general and administrative expenses, corporate finance costs, corporate income tax expense and net exchange loss. This is the measure reported to the chief operating decision maker for the purposes of resource allocation and performance assessment.

Reconciliation from segment revenue to turnover

	Six months ended 31 December	
	2008 HK$'000	**2009 HK$'000**
Segment revenue (net toll revenue)	931,265	**955,098**
Revenue on construction	539,293	**469,321**
Turnover	1,470,558	**1,424,419**

4. Other Income and Other Expense

	Six months ended 31 December	
	2008 HK$'000	**2009** **HK$'000**
Interest income from:		
Loan made by the Group to a jointly controlled entity	99	**–**
Bank deposits	68,811	**3,975**
Imputed interest income on interest-free registered capital contributions made by the Group to a jointly controlled entity	19,854	**4,254**
Net exchange loss	(7,377)	**(742)**
Rental income	1,960	**2,712**
Management fee income from jointly controlled entities	315	**651**
Others	13,360	**7,776**
	97,022	**18,626**
Fair value adjustment on interest-free registered capital contributions made by a joint venture partner to a jointly controlled entity	25,894	**–**
	122,916	**18,626**

5. Finance Costs

	Six months ended 31 December	
	2008 HK$'000	**2009** **HK$'000**
Interest on bank loans	112,799	**73,776**
Imputed interest on:		
Interest-free registered capital contributions made by a joint venture partner	13,732	**4,254**
Other interest-free loan	185	**198**
	126,716	**78,228**
Other financial expenses	6,687	**6,194**
	133,403	**84,422**
Less: Amounts included in toll expressway construction costs (note)	(38,272)	**(47,426)**
	95,131	**36,996**

Note: Borrowing costs capitalized during the period arose on bank borrowings by applying a capitalization rate of 5.184% (six months ended 31 December 2008: 7.047%) per annum to expenditure on the toll expressway construction costs.

6. Income Tax Expenses

	Six months ended 31 December	
	2008 HK$'000	2009 HK$'000
The tax charge comprises:		
PRC Enterprises Income Tax		
– The Group	75	**25,127**
– Jointly controlled entities	55,140	**68,757**
Deferred taxation (note 12)	33,944	**8,547**
	89,159	**102,431**

No provision for Hong Kong Profits Tax has been made as there was no assessable profit derived from or arising in Hong Kong.

The PRC Enterprise Income Tax charge of the Group for the six months ended 31 December 2009 included an amount of approximately HK$25,051,000 (six months ended 31 December 2008: nil) representing the withholding tax imposed on dividends declared during the period by a jointly controlled entity of the Group which the corresponding amount had already been provided for deferred tax in prior period under undistributed earnings of PRC jointly controlled entities.

The PRC Enterprise Income Tax charge of the jointly controlled entities represents the Group's proportionate share of the provision for the PRC Enterprise Income Tax of 廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV") amounting to approximately HK$66,802,000 (six months ended 31 December 2008: HK$54,285,000), and 廣東廣珠西綫高速公路有限公司 Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") amounting to approximately HK$1,955,000 (six months ended 31 December 2008: HK$855,000), which are calculated at 10% (six months ended 31 December 2008: 9%) of the estimated taxable profit for the period.

7. Profit for the Period

	Six months ended 31 December	
	2008 HK$'000	2009 HK$'000
Profit for the period has been arrived at after charging (crediting):		
Amortization of concession intangible assets	137,449	**146,241**
Depreciation of property and equipment	12,663	**13,754**
Gain on disposal of property and equipment	(37)	**(3)**

8. Dividends

	Six months ended 31 December	
	2008	2009
	HK$'000	HK$'000
Dividends paid and recognized as distribution during the period:		
Special dividend paid of nil (six months ended 31 December 2008: HK84 cents per share for the year ended 30 June 2009)	2,495,202	–
Final dividend for the year ended 30 June 2009 paid of HK18 cents per share (six months ended 31 December 2008: HK13 cents per share for the year ended 30 June 2008)	386,162	**533,104**
Special final dividend for the year ended 30 June 2009 paid of nil (six months ended 31 December 2008: HK28 cents per share for the year ended 30 June 2008)	831,734	–
	3,713,098	**533,104**

A special dividend out of the share premium reserve in respect of the year ended 30 June 2009 of HK84 cents per share was paid to the shareholders on 14 November 2008.

Subsequent to the interim period end, the directors have declared that an interim dividend in respect of the year ending 30 June 2010 of HK17 cents per share (six months ended 31 December 2008: an interim dividend of HK17 cents per share for the year ended 30 June 2009) totalling approximately HK$503,487,000 (six months ended 31 December 2008: HK$503,487,000) shall be paid to the shareholders of the Company whose names appear on the Register of Members on 24 February 2010.

9. Earnings per Share

The calculation of the basic and diluted earnings per share attributable to the owners of the Company is based on the following data:

	Six months ended 31 December	
	2008 HK$'000	**2009 HK$'000**
Earnings for the purposes of basic and diluted earnings per share	579,033	**503,683**

	Number of shares	**Number of shares**
Weighted average number of ordinary shares for the purpose of basic earnings per share	2,969,584,932	**2,961,690,283**
Effect of dilutive potential ordinary shares:		
Unvested shares awarded	366,065	**–**
Weighted average number of ordinary shares for the purpose of diluted earnings per share	2,969,950,997	**2,961,690,283**

The weighted average number of ordinary shares shown above had been arrived at after deducting the shares held by HHI Employee's Share Award Scheme Trust.

The computation of diluted earnings per share does not assume the exercise of the Company's outstanding share options as the exercise price of those options is higher than the average market price of the shares for each of the six months ended 31 December 2008 and 2009.

10. Share Capital

	Number of shares	Nominal amount HK$'000
Ordinary shares of HK$0.1 each		
Authorised:		
At 1 July 2009 and 31 December 2009	**10,000,000,000**	**1,000,000**
Issued and fully paid:		
At 1 July 2008	2,970,478,283	297,048
Shares repurchased and cancelled	(3,943,500)	(395)
At 31 December 2008	2,966,534,783	296,653
At 1 July 2009 and 31 December 2009	**2,961,690,283**	**296,169**

During the six months ended 31 December 2008, the Company repurchased 4,862,500 ordinary shares of the Company on the Stock Exchange at a consideration of approximately HK$20,667,000. Out of the 4,862,500 repurchased ordinary shares, 3,943,500 of the repurchased ordinary shares were cancelled during that period and the remaining 919,000 repurchased ordinary shares were cancelled subsequent to 31 December 2008, and the issued share capital of the Company was reduced by the par value thereof. No movement of ordinary share of the Company was noted during the six months ended 31 December 2009.

Share Option Scheme

During the six months ended 31 December 2008, the Company granted options to certain employees to subscribe for a total of 800,000 ordinary shares in the Company at the subscription price of HK$5.8 per share.

No share option of the Company was granted during the six months ended 31 December 2009. During the period, 320,000 share options not yet vested with exercise price at HK$6.746 were cancelled upon the resignation of staff.

Share Award Scheme

No shares in the Company were awarded during both periods presented .

11. Bank and Other Loans of Jointly Controlled Entities

	30 June 2009 HK$'000	31 December 2009 HK$'000
Bank loans, secured	5,232,840	**5,559,323**
Other loan, unsecured	5,305	**5,516**
	5,238,145	**5,564,839**
Analysed for reporting purpose:		
Non-current liabilities	4,893,801	**5,105,480**
Current liabilities	344,344	**459,359**
	5,238,145	**5,564,839**

As at 31 December 2009, the Group had HK$3,600,000,000 (30 June 2009: HK$3,600,000,000) available undrawn committed borrowing facilities.

The bank loans outstanding as at 31 December 2009 carry interest at prevailing commercial lending rate. The interest rates for the bank loans for the period were ranged from 0.754% to 5.346% (six months ended 31 December 2008: 2.078% to 7.047%) per annum.

The other loan outstanding as at 31 December 2009 is interest-free and repayable at the end of the operation period of the GS Superhighway JV (i.e. June 2027). The effective interest rate adopted for measurement at fair value at initial recognition of this loan is 6.75%.

12. Deferred Tax Liabilities

The deferred tax liabilities (assets) are analysed as follows:

	30 June 2009 HK$'000	31 December 2009 HK$'000
Accelerated tax depreciation	273,647	**277,322**
Allowance for doubtful debts	(3,240)	**(3,243)**
Resurfacing obligations	(73,950)	**(74,015)**
Undistributed earnings of jointly controlled entities	123,850	**128,979**
	320,307	**329,043**

13. Total Assets Less Current Liabilities/Net Current Assets

The Group's total assets less current liabilities as at 31 December 2009 amounted to approximately HK$14,019,871,000 (30 June 2009: HK$13,792,206,000). The Group's net current assets as at 31 December 2009 amounted to approximately HK$2,074,390,000 (30 June 2009: HK$2,181,914,000).

14. Capital Commitments

As at 31 December 2009, the Group had agreed, subject to approval of relevant authorities, to make additional capital contributions to West Route JV for development of Phase II of the Western Delta Route ("Phase II West") of approximately RMB402,500,000 (30 June 2009: RMB402,500,000).

As at 31 December 2009, the Group had agreed, subject to approval of relevant authorities, to make capital contributions to West Route JV for development of Phase III of the Western Delta Route of approximately RMB980,000,000 (30 June 2009: RMB980,000,000).

As at 31 December 2009, GS Superhighway JV and West Route JV had outstanding commitments, of which 48% and 50%, respectively, are proportionately shared by the Group, in respect of the acquisition of property and equipment, and construction of the Phase II West which are contracted but not provided for. The Group's share of these commitments amounted to approximately HK$525,000,000 (30 June 2009: HK$520,766,000).

15. Pledge of Assets

As at 31 December 2009, certain assets of the jointly controlled entities of the Group were pledged to banks to secure banking facilities granted to the jointly controlled entities. The carrying amounts of these assets proportionately shared by the Group are analysed as follows:

	30 June 2009 HK$'000	31 December 2009 HK$'000
Concession intangible assets (note)	6,596,735	**6,402,659**
Property and equipment	665,285	**559,160**
Bank balances and deposits	118,927	**162,489**
Inventories	2,262	**1,620**
Other receivables, deposits and prepayments	72,336	**40,379**
	7,455,545	**7,166,307**

Note: As at 30 June 2009, the toll expressway of GS Superhighway JV and 26% of the toll expressway and the land use rights of West Route JV in respective of Phase I West, collectively classified as concession intangible assets, together with the toll collection right of GS Superhighway JV and 26% of the toll collection right of Phase I West were pledged to banks to secure banking facilities granted to the respective jointly controlled entity. As at 31 December 2009, the toll expressway of GS Superhighway classified as concession intangible assets and certain bank balances and deposits of West Route JV in respective of Phase I West, together with the toll collection right of GS Superhighway JV and 42.2% of the toll collection right of Phase I West were pledged to banks to secure banking facilities granted to the respective jointly controlled entity.

16. Related Party Transactions

Amounts due by and from related parties are disclosed in the condensed consolidated statement of financial position.

During the six months ended 31 December 2009, the Group paid rental, air-conditioning, management fee and car parking charges to a fellow subsidiary amounting to approximately HK$894,000 (six months ended 31 December 2008: HK$1,536,000).

The Group's jointly controlled entities had the following significant transactions with their joint venture partners other than the Group during the six months ended 31 December 2009 and 2008:

		Six months ended 31 December	
Relationship	**Nature of transaction**	2008 HK$'000	**2009** **HK$'000**
Joint venture partner of GS Superhighway JV	Reimbursement of operating expenses	444	**956**
	Dividend paid and payable	1,130,902	**761,333**
Joint venture partner of the West Route JV	Dividend paid and payable	13,122	**–**

The registered capital amounting to HK$702,000,000 previously injected by a subsidiary of the Company to GS Superhighway JV was repaid by GS Superhighway JV during the year ended 30 June 2008. According to the Law of the PRC on Chinese-foreign Contractual Joint Venture, in relation to the repayment of registered capital before the expiry of the joint venture operation period, the subsidiary of the Company, as the foreign joint venture partner, is required to undertake the financial obligations of GS Superhighway JV to the extent of HK$702,000,000 when GS Superhighway JV fails to meet its financial obligations during the joint venture operation period.

Corporate Information and Key Dates

Board of Directors
Sir Gordon Ying Sheung WU GBS, KCMG, FICE *Chairman*
Mr. Eddie Ping Chang HO *Vice Chairman*
Mr. Thomas Jefferson WU *Managing Director*
Mr. Alan Chi Hung CHAN *Deputy Managing Director*
Mr. Cheng Hui JIA
Mr. Alan Ming Fai TAM
Mr. Philip Tsung Cheng FEI#
Mr. Lee Yick NAM#
Mr. Kojiro NAKAHARA#
Dr. Gordon YEN#
Professor Chung Kwong POON# GBS, JP

Independent Non-Executive Directors

Audit Committee
Mr. Lee Yick NAM *Chairman*
Mr. Kojiro NAKAHARA
Mr. Philip Tsung Cheng FEI

Remuneration Committee
Professor Chung Kwong POON GBS, JP *Chairman*
Mr. Lee Yick NAM
Dr. Gordon YEN

Company Secretary
Mr. Richard Cho Wa LAW

Registered Office
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

Principal Place of Business
Room 63–02, 63rd Floor
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel: (852) 2528 4975
Fax: (852) 2861 0177

Solicitors
Woo, Kwan, Lee & Lo

Auditor
Deloitte Touche Tohmatsu

Listing Information
The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code: 737)

Principal Bankers+
Bank of China Limited
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
Calyon
China CITIC Bank Corporation Limited
China Construction Bank Corporation
China Development Bank
Chong Hing Bank Limited
Citibank, N.A.
Hua Nan Commercial Bank, Limited
Industrial and Commercial Bank of China Limited
Industrial and Commercial Bank of China (Asia) Limited
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank, Limited
Shanghai Commercial Bank Limited
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited
Wing Lung Bank Limited

+ *names are in alphabetical order*

Cayman Islands Share Registrar and Transfer Office
HSBC Trustee (Cayman) Limited
P.O. Box 484
HSBC House
68 West Bay Road
Grand Cayman
Cayman Island KY1-1116

Hong Kong Share Registrar and Transfer Office
Computershare Hong Kong Investor Services Limited
Shops 1712–1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Tel: (852) 2862 8555 Fax: (852) 2529 6087

American Depositary Receipt

CUSIP No.	439554106
Trading Symbol	HHILY
ADR to share ratio	1:10
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations
Investor Relations Manager
Tel: (852) 2863 4340 Fax: (852) 2861 2068
Email: ir@hopewellhighway.com

Web Page
www.hopewellhighway.com

Key Dates

Interim results announcement	4 February 2010
Closure of Register	24 February 2010
Interim dividend payable (HK17 cents per ordinary share)	on or about 2 March 2010

Note: In the case of any inconsistency between the Chinese translation and the English text of this Interim Report, the English text shall prevail.



Hopewell Highway Infrastructure Limited
合和公路基建有限公司

Room 63-02, 63rd Floor, Hopewell Centre
183 Queen's Road East, Wanchai
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 0177
Web Page : www.hopewellhighway.com